[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, IS OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) CUSTOMARILY AND ACTUALLY TREATED BY THE REGISTRANT AS PRIVATE OR CONFIDENTIAL.

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (this "Agreement") is made and entered into as of May 29, 2024 (the "Effective Date"), by and between Oculis Holding AG, a stock corporation (*Aktiengesellschaft*) incorporated and existing under the laws of Switzerland (the "Company"), and Kreos *Capital* VII Aggregator SCSp ("Holder").

Recitals

In order to induce Kreos Capital VII (UK) Limited ("Lender") to enter into that certain Agreement for the Provision of a Loan Facility, dated as of May 29, 2024 (the "Loan Agreement"), between the Company, as borrower, and Lender (as defined in the Loan Agreement), as lender, the Company has agreed to issue to Holder (an Affiliate of the Lender), upon the occurrence of certain events, the Warrant (as defined below) to purchase up to such number of Ordinary Shares (as defined in the Warrant) of the Company (the "Warrant Shares" and, together with the Warrant and all Ordinary Shares or other securities, if any, issuable by the Company at any time upon conversion of the Warrant, the "Securities"), and at such exercise price, as determined pursuant to this Agreement.

Terms

1.   Definitions. Terms used in this Agreement and not otherwise defined shall have the meaning given to them in the Loan Agreement. In addition to terms separately defined in this Agreement, as used in this Agreement, the following terms have the following meanings:

"Affiliate" means, with respect to any specified entity, any other entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the specified entity, where the term "control", "controlled", or "controlling" as used in this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise.

"Change of Control" means a transaction or series of transactions with another Person or group of Persons whereby such other Person or group acquires 50% or more of the outstanding Ordinary Shares or 50% or more of the voting power of the common equity of the Company.

"Related Fund" in relation to a fund or account (the "first fund"), means: (i) a fund or account which is managed or advised by the same investment manager or investment adviser as the first fund; or (ii) if it is managed by a different investment manager or investment adviser, a fund or account whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund; or (iii) that investment manager or investment adviser itself.

"Warrant" means a warrant giving the Holder the right to purchase Warrant Shares issued by the Company pursuant to this Agreement and in the form set forth on Exhibit A.

2.   Issuance of Warrant.

(a)   Warrant Shares. Upon, and concurrently with, the closing of the transactions contemplated by the Loan Agreement (the "Issue Date"), the Company shall issue to the Holder a Warrant (the "Warrant") reflecting the Holder's right to purchase up to 361,011 Warrant Shares, on the terms and subject to adjustment from time to time as set forth therein, which Warrant shall be delivered within [***]of the Issue Date (the "Warrant Delivery Date").

(b)   Exercise Price. The Exercise Price per Warrant Share for the Warrant shall be equal to $12.17, subject to adjustment from time to time in accordance with the terms of the Warrant (the "Exercise Price").

(c)   Warrant Closing; Deliveries. The closing of the Warrant issuance and delivery of the Warrant (the "Warrant Closing") shall take place remotely via exchange of documents on the Warrant Delivery Date. At the Warrant Closing, the Company shall deliver to the Holder the Warrant, dated as of the Issue Date, duly executed by an authorized representative of the Company.

3.   Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Holder as follows:

(a)   The Company is a stock corporation (*Aktiengesellschaft*) duly incorporated and validly existing in all respects under the laws of Switzerland and has the power and authority to own its assets and to carry on its business as it is now being conducted.

(b)   The Warrant Shares and all Ordinary Shares or other securities, if any, issuable upon conversion of the Warrant Shares shall, upon issuance in accordance with the terms of the Warrant, in particular subject to the delivery of the Notice of Exercise (as defined in the Warrant) and payment of the relevant Exercise Price (including pursuant to nominal value exercise in accordance with Section 2(e) of the Warrant, as applicable), be duly authorized, validly issued, fully paid and non-assessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein or under applicable U.S. federal and state securities laws and voting rights restrictions provided for under the Company's articles of association.

(c)   Any corporate action required to be taken by the Board of Directors and/or shareholders of the Company in order to authorize the Company to enter into this Agreement and the Warrant, and to issue the applicable Securities, has been taken. All action on the part of the directors of the Company necessary for the execution and delivery of this Agreement and the Warrant and the performance of all respective obligations of the Company hereunder and thereunder has been taken. The issuance of the Ordinary Shares upon exercise of the Warrant will not require any further corporate action by the Board of Directors or shareholders of the Company (other than as required for purposes of such issuance pursuant to articles 653e et seqq. of the Swiss Code of Obligations) and will not be subject to pre-emptive rights in favor of any shareholders of the Company. This Agreement constitutes, and the Warrant will constitute, valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d)   Assuming the accuracy of the Holder's representations and warranties in Section 4 of this Agreement, the execution, delivery and performance of the Agreement will not (i) result in any violation of or be in conflict with any term or provision of the Company's articles of association or other applicable organizational documents or (ii) result in any violation or be in conflict with or constitute, with or without the passage of time and giving of notice, (A) a default under any law applicable to the Company or any instrument, judgment, order, writ, decree, contract or agreement to which the Company is a party or by which its assets are bound, except such defaults as would not reasonably be expected to materially and adversely affect the Company; or (B) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

4.   Representations and Warranties of Holder. Holder represents and warrants to the Company as follows:

(a)   Purchase for Own Account. The applicable Securities are being acquired for investment for Holder's account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the U.S. Securities Act of 1933, as amended (the "Securities Act"). Holder also represents that it has not been formed for the specific purpose of acquiring any of the Securities.

(b)   Disclosure of Information. Holder is aware of the Company's business affairs and financial condition and has received or has had access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the acquisition of the applicable Securities. Holder further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the applicable Securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Holder or to which Holder has access.

(c)   Investment Experience. Holder understands that the purchase of the Securities involves substantial risk. Holder has experience as an investor in securities of companies in the development stage and acknowledges that Holder can bear the economic risk of such Holder's investment in the Securities and has such knowledge and experience in financial or business matters that Holder is capable of evaluating the merits and risks of its investment in the applicable Securities and/or has a preexisting personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables Holder to be aware of the character, business acumen and financial circumstances of such persons.

(d)   Accredited Investor Status. Holder is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

(e)   The Securities Act. Holder understands that the applicable Securities are not currently registered with the United States Securities and Exchange Commission (the "Commission") under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction of the United States. The offer and sale of the Securities is being made in the United States only to the Holder as it is an "accredited investor" (as defined in Regulation D of the Securities Act) in a transaction not involving a public offering and which is exempt from, or not subject to, the registration requirements of the Securities Act. The Holder has been informed that the Securities must be held indefinitely unless they are subsequently registered with the Commission on a registration statement under the Securities Act or an exemption from registration under Securities Act is available. Each Notice of Exercise and each new Warrant issued upon a transfer pursuant to Section 4(b) of the form of Warrant attached as Exhibit A hereto shall contain such warranties and representations as may be required by applicable securities laws.

(f)   The Holder is a special limited partnership (SCSp) validly existing in all respects under the laws of Luxembourg and has the power and authority to enter into this Agreement and to carry on its business as it is now being conducted in all material respects.

5. Company Undertakings.

(a) The Company shall take all requisite action to enable exercise of the Warrant and the issuance of the Warrant Shares and shall comply with the terms of this Agreement including, without limitation, (i) the Company shall include in its articles of association a provision explicitly permitting the nominal value exercise in accordance with Section 2(e) of the Warrant (including the exercise at nominal value, through a cashless settlement mechanism and/or through adjusted rights under the instrument itself) (ii) to the extent that the conditional share capital of the Company reserved for lenders of debt financing is at any time insufficient to permit the exercise of the Warrant in full or shall not explicitly permit the nominal value exercise in accordance with Section 2(e) of the Warrant, the Company hereby irrevocably commits to convene a general meeting of shareholders of the Company and use reasonable best efforts to cause such general meeting of the shareholders of the Company to create the required conditional share capital reserved for lenders of debt financing to cover the exercise of the Warrant into Warrant Shares in full and explicitly permit the nominal value exercise in accordance with Section 2(e) of the Warrant; and (iii) the Company shall, by resolution of the Board of Directors of the Company, authorize the creation and the issue of a warrant to the Holder to subscribe for Warrant Shares on the terms and subject to the conditions set forth in this Agreement, and to cover such Warrant by allocating the conditional share capital set forth herein accordingly, prior to the Issue Date.

(b) The Company covenants that it shall at all times following the Issue Date (i) cause to be reserved and kept available conditional share capital reserved for such number of Ordinary Shares and other securities as will be sufficient to cover the exercise in full of the Warrant into Warrant Shares (including explicitly permitting the nominal value exercise in accordance with Section 2(e) of the Warrant) prior to the Termination Date (as defined in the Warrant), but under no circumstance longer than 10 years starting from the date of this Agreement and, to the extent applicable, the conversion of the Warrant Shares into Ordinary Shares or such other securities, (ii) procure that the rights of all holders of Ordinary Shares to participate in the loans under the Loan Agreement and to subscribe for the Warrants are validly and fully waived or excluded (*Ausschluss des Vorwegzeichnungsrechts*) and (iii) procure that all preferential subscription rights of all holders of Ordinary Shares are validly and fully waived or excluded (*Ausschluss des Bezugsrechts*) and such waivers or exclusions are duly and validly reflected in the Company's articles of association.

(c) If the issuance of any of the Securities require approvals or registrations under applicable state "blue sky" or federal securities laws, the Company will use its commercially reasonable efforts to obtain such approvals or registrations as may be appropriate.

6. Restrictive Legends.

(a) Legend. Holder understands that any certificates representing the Securities shall be stamped or imprinted with a legend substantially similar to the following (in addition to any other legend required by applicable law):

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER AND ANY SHARES ISSUABLE UPON CONVERSION THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND LAWS OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER IS EXEMPT FROM SUCH REGISTRATION.

(b)   Instructions Regarding Transfer Restrictions. Holder consents to the Company making a notation on its records and giving instructions to any transfer agent, if applicable, in order to implement the restrictions on transfer established in Section 6(a) of this Agreement.

(c)   Removal of Legend. The legend identified in Section 6(a) of this Agreement stamped or imprinted on any certificate evidencing any Securities and any stock transfer instructions and record notations with respect to such Securities, if applicable, shall be removed and the Company shall issue a certificate or book entry without such legend to the holder of such Securities if (i) such Securities are registered under the Securities Act (assuming that such Securities are not held by any affiliate of the Company), or (ii) such holder provides the Company with an opinion of counsel reasonably satisfactory to the Company and its transfer agent, if applicable, to the effect that a sale or transfer of such Securities may be made without registration or qualification. The Company agrees that it shall not require an opinion of counsel if (x) there is no material question as to the availability of Rule 144 (without restriction, including the provisions of Rule 144(c), (e) or (f)) promulgated under the Securities Act or (y) the transfer is to an Affiliate or Related Fund of Holder, provided that any such transferee is an "accredited investor" as defined in Regulation D promulgated under the Securities Act.

7.   Transfer of the Securities. The Securities may not be transferred or assigned in whole or in part except in compliance with applicable federal and state securities laws by the transferor and the transferee.

8.   General Provisions.

(a)   Entire Agreement. This Agreement (including the Exhibit) constitutes the entire agreement among the parties and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, among the parties relating to the subject matter of, or the transactions contemplated by, this Agreement. Neither this Agreement nor any of its provisions may be modified, changed, waived, discharged, or terminated orally. This Agreement may only be modified, changed, waived, discharged, or terminated by an agreement in writing signed by the party against whom or which the enforcement of such modification, change, waiver, discharge, or termination is sought.

(b)   Assignment, Successors and Assigns. The rights and obligations under this Agreement may be assigned by Holder, subject to the execution of a written assignment instrument duly executed on behalf of Holder and the assignee. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(c)   Notices. All notifications, requests, demands, and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed given when mailed (with return receipt requested), emailed, or sent via a recognized overnight courier service such as Federal Express, to the parties at the addresses set forth on the signature page, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(d)   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Switzerland, without giving effect to its principles regarding conflicts of law or international treaties.

(e)   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Counterparts may be delivered via electronic mail (including PDF) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Except where applicable law requires a mandatory specific form (in particular in case of an assignment of rights and obligations under this Agreement), electronically scanned and transmitted signatures, including by email attachment, shall be deemed originals for all purposes of this Agreement; provided that, without limiting the foregoing or the effectiveness of any previously delivered electronic signature, at the reasonable request of any party hereto, the other party will deliver an electronic scan of a duly executed by hand (wet ink) signature page to this Agreement for the requesting party's internal records.

(f) <u>Attorney's Fees</u>. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party in such shall be entitled to receive from the non-prevailing party the prevailing party's reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which it may be entitled.

(g) <u>No Further Obligations</u>. The Company acknowledges and agrees that the Holder has not made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than with regard to the Loan Agreement. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by the Holder or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by the Holder or its representatives and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by the Holder and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. The Holder shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

(h) <u>Certain Remedies</u>. Each party acknowledges and agrees that the other party would be damaged irreparably if this Agreement is not performed in accordance with its terms or otherwise is breached and that a party will be entitled to an injunction and other equitable relief (without posting any bond or other security) to prevent breaches hereof and to enforce specifically this Agreement and its terms in addition to any other remedy to which such party may be entitled hereunder.

(i) <u>Tax Treatment</u>. The Holder and the Company intend and agree that (i) the Warrant and Loan 1 (as defined in the Loan Agreement) drawn on the Issue Date pursuant to the Loan Agreement are to be treated as an "investment unit" within the meaning of Section 1273(c)(2) of the Code and Treasury Regulation Section 1.1273-2(h) and (ii) the fair market values of the Warrant and Loan 1 shall be reasonably determined by the Company with the consent of the Holder (not to be unreasonably withheld, delayed or conditioned). The parties hereto agree not to take a position inconsistent with this Section 7(i) for U.S. federal and applicable state and local income tax purposes unless required by a final "determination" within the meaning of Section 1313 of the Code to the contrary.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the duly authorized representatives of the parties have executed and delivered this Agreement as of the Effective Date.

Oculis Holding AG,
a stock corporation (*Aktiengesellschaft*) incorporated and existing under the laws of Switzerland

By: /s/ Riad Sherif

Name: Riad Sherif
Title: Delegate of the Board

By: /s/ Sylvia Cheung

Name: Sylvia Cheung
Title: Chief Financial Officer

Address per Section 7(c):

Bahnhofstrasse 7, CH-6300, Zug, Switzerland

Attn: [***]

KREOS CAPITAL VII AGGREGATOR SCSp

By: /s/ Mark Collins

Name: Mark Collins
Title: Manager

Address per Section 7(c):

[***]

[Signature Page to Warrant Agreement]

EXHIBIT A

Form of Warrant

(see attached)

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

WARRANT

OCULIS HOLDING AG

Warrant Shares: 361,011

Issue Date: May 29, 2024
Initial Exercise Date: May 29, 2024

THIS WARRANT (the "Warrant") certifies that, for value received, Kreos Capital VII Aggregator SCSp or its assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after May 29, 2024 (the "Initial Exercise Date") and on or prior to 5:00 p.m. (New York City time) on the earlier of (i) December 31, 2032 and (ii) such earlier date on which this Warrant is no longer exercisable for any Warrant Shares in accordance with Section 2(a) (the "Termination Date") but not thereafter, to subscribe for up to the number of Warrant Shares set forth above (the "Maximum Number of Warrant Shares"), subject to vesting as set forth in Section 2(a) hereof (as subject to adjustment hereunder, the "Warrant Shares"), of Ordinary Shares in Oculis Holding AG, a stock corporation (*Aktiengesellschaft*) incorporated and existing under the laws of Switzerland (the "Company"). The issue price of one Ordinary Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(d), as subject to adjustment hereunder.

For the avoidance of doubt, the Warrant is not issued in the form of uncertificated securities (*Wertrechte*) in the sense of article 973c of the Swiss Code of Obligations and the Warrant is not listed on any Trading Market.

Section 1. Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1:

"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

"Bank" means a bank incorporated in, existing, licensed and authorized under the laws of, Switzerland.

"Board of Directors" means the board of directors of the Company.

"Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York and in Zurich, Switzerland, are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home," "shelter-in-place," "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York and in Zurich, Switzerland, generally are open for use by customers on such day.

"Commission" means the United States Securities and Exchange Commission.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Loan Agreement" means that certain Agreement for the Provision of a Loan Facility, dated as of May 29, 2024, between the Company, as borrower, and Lender (as defined therein), as lender.

"Marketable Securities" means securities meeting all of the following requirements: (a) the issuer thereof is then subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, and is then current in its filing of all required reports and other information under the Securities Act and the Exchange Act; (b) the class and series of shares or other applicable equity interests of the issuer that would be received by the Holder in connection with the applicable Fundamental Transaction were the Holder to exercise this Warrant on or prior to the closing thereof is then traded in a Trading Market, (c) the average daily market value of such securities traded in the Trading Market for the preceding [***]and (d) following the closing of such Fundamental Transaction, the Holder would not be restricted from publicly re-selling all of the issuer's shares and/or other securities or applicable equity interests that would be received by the Holder in such Fundamental Transaction were the Holder to exercise or convert this Warrant in full on or prior to the closing of such Fundamental Transaction.

"Ordinary Shares" means the registered shares of the Company, nominal value CHF 0.01 per share, and any and all shares of any kind whatsoever which may be issued after the date hereof in respect of, or in exchange for, such ordinary shares of the Company pursuant to a merger, consolidation, stock split, stock dividend, reclassification or recapitalization of the Company or otherwise.

"Ordinary Share Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred equity, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Registration Statement" means an effective registration statement on Form F-1 or Form F-3 filed with Commission, including all information, documents and exhibits filed with or incorporated by reference into such registration statement, as amended from time to time, which registers the resale of the Warrant Shares, and includes any Rule 462(b) Registration Statement.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Subsidiaries" means any direct or indirect subsidiary of the Company.

"Trading Day" means (a) with respect to the Ordinary Shares, a day on which the Ordinary Shares are traded on a Trading Market and (b) with respect to any other securities, any day on which such securities are traded on a Trading Market.

"Trading Market" means, with respect to any securities, any of the following markets or exchanges on which such securities are listed or quoted for trading on the date in question: The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market, the New York Stock Exchange or the NYSE American (or any successors to any of the foregoing).

"Transfer Agent" means Continental Stock Transfer and Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price per Ordinary Share for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price per Ordinary Share for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Ordinary Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Ordinary Shares are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Ordinary Share so reported and (d) in all other cases, the fair market value of an Ordinary Share as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company, the reasonable fees and expenses of which shall be paid by the Company.

"Warrants" means this Warrant and other Ordinary Share purchase warrants issued by the Company in the event this Warrant is subdivided.

Section 2.   Vesting; Exercise.

a)   Vesting Terms. This Warrant shall be exercisable at the option of the Holder, at any time or from time to time, in whole or in part, on or before the Termination Date, for an aggregate number of Warrant Shares equal to (in each case, as subject to adjustment hereunder):

    i.   as of the Issue Date first set forth above, 43,321 initial Warrant Shares (the "Initial Warrant Shares"); provided that, this Warrant shall cease to be exercisable with respect to any Initial Warrant Shares for which this Warrant has not yet been exercised on or prior to May 29, 2031, *plus*

    ii. following any drawdown of Loan 1 (as defined in the Loan Agreement) by the Company as contemplated by the Loan Agreement, a number of additional Warrant Shares equal to (A) 127,076, *multiplied by* (B) a fraction equal to (x) the amount of Loan 1 drawn at or prior to such time, *divided by* (y) the total amount of Loan 1 that may be drawn under the Loan Agreement (the "Tranche A Warrant Shares"); provided that (a) this Warrant shall cease to be exercisable with respect to any Tranche A Warrant Shares for which this Warrant has not yet been exercised on or prior to the date that is seven (7) years after the date on which this Warrant shall have become exercisable for such Tranche A Warrant Shares and (b) this Warrant shall not become exercisable for any Tranche A Warrant Shares if there is no drawdown of Loan 1 by the Company on or prior to the Expiry Date (as defined in the Loan Agreement) with respect thereto under the Loan Agreement, *plus*

    iii. following any drawdown of Loan 2 (as defined in the Loan Agreement) by the Company as contemplated by the Loan Agreement, a number of additional Warrant Shares equal to (A) 127,076, *multiplied by* (B) a fraction equal to (x) the amount of Loan 2 drawn at or prior to such time, *divided by* (y) the total amount of Loan 2 that may be drawn under the Loan Agreement (the "Tranche B Warrant Shares"); provided that (a) this Warrant shall cease to be exercisable with respect to any Tranche B Warrant shares for which this Warrant has not yet been exercised on or prior to the date that is seven (7) years after the date on which this Warrant shall have become exercisable for such Tranche B Warrant Shares and (b) this Warrant shall not become exercisable for any Tranche B Warrant Shares if there is no drawdown of Loan 2 by the Company on or prior to the Expiry Date (as

3

defined in the Loan Agreement) with respect thereto under the Loan Agreement, *plus*

iv. following any drawdown of Loan 3 (as defined in the Loan Agreement) by the Company as contemplated by the Loan Agreement, a number of additional Warrant Shares equal to (A) 63,538, *multiplied by* (B) a fraction equal to (x) the amount of Loan 3 drawn at or prior to such time, *divided by* (y) the total amount of Loan 3 that may be drawn under the Loan Agreement (the "Tranche C Warrant Shares"); provided that (a) this Warrant shall cease to be exercisable with respect to any Tranche C Warrant shares for which this Warrant has not yet been exercised on or prior to the date that is seven (7) years after the date on which this Warrant shall have become exercisable for such Tranche C Warrant Shares and (b) this Warrant shall not become exercisable for any Tranche C Warrant Shares if there is no drawdown of Loan 3 by the Company on or prior to the Expiry Date (as defined in the Loan Agreement) with respect thereto under the Loan Agreement;

provided that, for the avoidance of doubt, (1) the aggregate number of Warrant Shares for which this Warrant shall be exercisable shall in no event exceed the Maximum Number of Warrant Shares (subject to adjustment as provided herein) and (2) upon any exercise of this Warrant, it shall be deemed to have been exercised for, first, the Initial Warrant Shares, second, the Tranche A Warrant Shares, third, the Tranche B Warrant Shares and fourth, the Tranche C Warrant shares, respectively, in the order in which it shall have become exercisable for such Warrant Shares.

b) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company and the Bank of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form attached hereto as Annex A (the "Notice of Exercise"). Within the earlier of (i) [***] and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(f)(ii) herein) following the date of exercise as aforesaid, the Holder shall pay the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise by wire transfer in immediately available funds to the Bank, unless and to the extent the nominal value exercise procedure specified in Section 2(e) below is specified in the applicable Notice of Exercise. **The Parties acknowledge that (A) the subscription rights conferred by the Warrant in relation to the Exercise (the "Subscription Rights") shall be validly executed on the day when the Exercise Price is received by the Bank (including in accordance with any nominal value exercise pursuant to Section 2(e), as applicable) and the Notice of Exercise is validly executed on behalf of Holder, provided that (i) the Company has received a copy of the duly executed Notice of Exercise and (ii) if the receipt of the Exercise Price by the Bank and the receipt of the duly executed Notice of Exercise by the Company do not occur on the same day, then the latter date shall be deemed to be the valid exercise date of the Subscription Rights; and (B) as of that day, the Holder becomes holder of the Warrant Shares in respect of which Subscription Rights are to be exercised.**

c) No ink-original Notice of Exercise shall be required; provided that, without limiting the foregoing or the effectiveness of any previously delivered electronically signed Notice of Exercise, at the reasonable request of the Company, the Holder will deliver an electronic scan of a duly executed by hand (wet ink) signature page to the Notice of Exercise for the Company's internal records. No medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise shall be required. The Company shall have no obligation to inquire with respect to or otherwise confirm the authenticity of the signature(s) contained on any Notice of Exercise nor the authority of the person so executing such Notice of Exercise. Notwithstanding anything herein to

the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder is the holder of all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation as promptly as reasonably practicable after the date on which the final Notice of Exercise is delivered to the Company; provided that, for the avoidance of doubt, this Warrant shall not be deemed to have been fully exercised until it shall have been exercised for the Maximum Number of Warrant Shares. Partial exercises of this Warrant resulting in issuance of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares to which the Holder is entitled hereunder in an amount equal to the applicable number of Warrant Shares issued. The Holder and the Company shall maintain records showing the number of Warrant Shares issued and the date of such issuance. The Company shall deliver any objection to any Notice of Exercise within [***] of receipt of such notice; provided that the Bank has received the Exercise Price (including through nominal value exercise pursuant to Section 2(e), as applicable). **The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the subscription for and issuance of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for subscription and issuance hereunder at any given time may be less than the amount stated on the face hereof.**

        d)   <u>Exercise Price</u>. The exercise price per Ordinary Share under this Warrant shall be $12.17, subject to adjustment hereunder (the "<u>Exercise Price</u>").

        e)   <u>Nominal Value Exercise</u>. At the election of the Holder, this Warrant may also be exercised at any time, in whole or in part, by means of a "nominal value exercise" in which the Holder shall be entitled to receive a number of Warrant Shares (credited as fully paid) equal to the quotient obtained by dividing $[(A-B)(X)]$ by (A), where:

    (A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) executed and delivered pursuant to Section 2(b) hereof on a day that is not a Trading Day or (2) executed and delivered pursuant to Section 2(b) hereof on a Trading Day prior to the opening of, or during, "regular trading hours" (as defined in Rule 600(b) of Regulation NMS promulgated under the Exchange Act) on such Trading Day, (ii) the VWAP on the date of the applicable Notice of Exercise if such Notice of Exercise is executed and delivered pursuant to Section 2(b) hereof after the close of "regular trading hours" on a Trading Day, and (iii) in the event of any exercise in connection with or immediately prior to the closing of a Fundamental Transaction, the total consideration per Ordinary Share receivable by the holders of Ordinary Shares in such Fundamental Transaction;

    (B) = the Exercise Price of this Warrant, as adjusted hereunder; and

    (X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a nominal value exercise.

    If Warrant Shares are issued in such a nominal value exercise, (i) the Holder shall also pay to the Bank an amount in cash equal to (A) the number of Warrant Shares to be received by the Holder as part of such nominal value exercise calculated in accordance with the above formula pursuant to this Section 2(e), multiplied by (B) the nominal value of CHF 0.01 (as may be adjusted from time to time in accordance with the articles of association of the Company) per Ordinary Share and (ii) the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the characteristics of the Warrants being exercised, and the holding period of the Warrants being exercised may be tacked on to the holding period of the Warrant Shares. The Company agrees not to take any position contrary to this Section 2(e).

      f)   <u>Mechanics of Exercise</u>.

         i.   The Company undertakes that, after confirmation by the Bank of the receipt of the Exercise Price for the Warrant Shares (or, in connection with a nominal value exercise, the nominal value thereof in accordance with Section 2(e)) in respect of which Subscription Rights are to be exercised in accordance with the procedures set forth in this Section 2, it shall allocate to the Holder the Warrant Shares issued by operation of law and constituted by such Warrant free of any liens and encumbrances except for any voting rights restrictions provided for under the Company's articles of association and shall immediately enter the name of the Holder (or any assignee) in the share register of the Company in respect of the number of Warrant Shares issued to it on the date of issue.

        ii.   <u>Delivery of Warrant Shares Upon Exercise</u>. The Company shall cause the Warrant Shares issued hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder's or its designee's balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system ("<u>DWAC</u>") if the Company's transfer agent is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder, (B) the Warrant Shares are eligible for resale by the Holder without volume or manner of sale limitations, in each case, pursuant to Rule 144 (assuming nominal value exercise of the Warrant), or (C) pursuant to a resale on a case-by-case basis by the Holder without volume or manner of sale limitations pursuant to Rule 144 (assuming nominal value exercise of the Warrant), and otherwise by physical delivery of a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earliest of (i) [***] after the delivery to the Company of the Notice of Exercise, (ii) [***] after payment of the aggregate Exercise Price to the Bank and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the "<u>Warrant Share Delivery Date</u>"); provided that the Company shall have received payment of the aggregate Exercise Price (other than in the case of a nominal value exercise, in which case the Company shall have received payment of at least the aggregate nominal value of the Warrant Shares to be so issued) at the Bank prior to such applicable date. Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that the Company shall have received payment of the aggregate Exercise Price (other than in the case of a nominal value exercise) at the Bank within the earlier of (i) [***] and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, "<u>Standard Settlement Period</u>" means the standard settlement period, expressed in a number of Trading Days, on the Company's primary Trading Market with respect to the Ordinary Shares as in effect on the date of the delivery of the Notice of Exercise.

iii.   Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares remaining available under this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iv.   Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(f)(ii) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise; provided, however, that the Holder shall be required to return any Warrant Shares subject to any such rescinded exercise notice concurrently with the return to Holder of the aggregate Exercise Price paid to the Company for such Warrant Shares and the restoration of Holder's right to acquire such Warrant Shares pursuant to this Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

v.   No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, any such fraction shall be dropped and the aggregate number of shares to be issued shall be rounded down to the next whole share. The Holder hereby waives any right to compensation or any other right pertaining to any such rounded down fraction.

vi.   Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the assignment form attached hereto as Annex B (the "Assignment Form") duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii.   Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

viii.   Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(f)(ii) above pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder's brokerage firm otherwise purchases, Ordinary Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder's total purchase price (including reasonable and customary brokerage commissions, if any) for the Ordinary Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue, times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Ordinary Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Ordinary Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver Ordinary Shares upon exercise of the Warrant as required pursuant to the terms hereof.

g)   Beneficial Ownership Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder's Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder's Affiliates (such Persons, "Attribution Parties")), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(g), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith and the calculations required under this Section 2(g). To the extent that the limitation contained in this Section 2(g) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder's determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(g), in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company's most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. Upon the written or oral request of a Holder, the Company shall within [***] confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. The "Beneficial Ownership Limitation" shall be [***] of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(g), provided that the Beneficial Ownership Limitation in no event exceeds [***] of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(g) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this Section 2(g) shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(g) to correct this Section 2(g) (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this Section 2(g) shall apply to a successor holder of this Warrant. This provision shall not restrict the number of Ordinary Shares which the holder of this Warrant may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder may receive in the event of a Fundamental Transaction. This restriction may not be waived without shareholder approval. For the avoidance of doubt, nothing in this Section 2(g) shall be deemed to affect the voting rights restrictions provided for under the Company's articles of association.

Section 3.   Certain Adjustments.

a)   Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on its Ordinary Shares or any other equity or equity equivalent securities payable in Ordinary Shares (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon exercise of this Warrant), (ii) subdivides its outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of reverse stock split) its outstanding Ordinary Shares into a smaller number of shares, or (iv) issues by reclassification of the Ordinary Shares any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant (including the respective Initial Warrant Shares, Tranche A Warrant Shares, Tranche B Warrant Shares and Tranche C Warrant Shares) shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) <u>Pro Rata Distributions</u>. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "<u>Distribution</u>"), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be granted additional warrants with an exercise price at the nominal value of the Ordinary Shares, and otherwise on the same terms as are set forth in this Warrant, reflecting the value the Holder would have received if it had held, on the date of such Distribution, the Ordinary Shares for which this Warrant was exercisable (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation), and not Warrants, immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the participation in such Distribution (provided, however, that to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be receive any such additional warrants as a result of such Distribution to such extent (or in the beneficial ownership of any Ordinary Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation); provided, that the right to receive such portion of such Distribution held in abeyance shall terminate on, and shall not be held in abeyance for any period subsequent to the Termination Date. By way of example, if, had the Holder exercised all of its Warrants prior to such Distribution, (x) it would have received CHF 1,000 of cash or other assets in such Distribution and (y) the value of an Ordinary Share at the time of such Distribution is CHF 100, the Holder shall receive at the time of such Distribution warrants exercisable for 10 additional Ordinary Shares with an exercise price of CHF 0.01.

c) <u>Fundamental Transaction</u>. If, at any time while this Warrant is outstanding, (i) the Company (and all of its Subsidiaries, taken as a whole), directly or indirectly, in one or more related transactions, effects any merger or consolidation of the Company with or into another Person which results in a Change of Control, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any direct or indirect purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares or 50% or more of the voting power of the common equity of the Company, (iv) the Company, directly or indirectly, in one or more related transactions, effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property in connection with, or which results in, a Change of Control, or (v) the Company, directly or indirectly, in one or more related transactions, consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) which results in a Change of Control (each a "<u>Fundamental Transaction</u>"), then the holder of this Warrant hereby exercises this Warrant pursuant to Section 2(e) effective immediately prior, and subject, to the closing of such Fundamental Transaction, and thereafter the Holder shall be entitled to participate in the

Fundamental Transaction on the same terms as other holders of the same class of securities of the Company; provided, however, that (i) at the option of the Holder, an amount corresponding to the aggregate nominal value of all Warrant Shares to be issued to the Holder in accordance with Section 2(e) shall be deducted from the consideration the Holder would otherwise be entitled to receive following the consummation of such Fundamental Transaction and shall be paid over to the Company on the Holder's behalf, in satisfaction of the obligation of the Holder to pay the aggregate nominal value of the Warrant Shares to be received by the Holder as part of such nominal value exercise; (ii) if the total consideration per Ordinary Share receivable by the holders of Ordinary Shares in such Fundamental Transaction is less than the Exercise Price, then this Warrant shall terminate without exercise or conversion immediately prior, and subject, to the closing of such Fundamental Transaction and (iii) notwithstanding the foregoing or anything herein to the contrary, in the event of a Fundamental Transaction (other than (x) any stock split or reverse stock split, (y) any transaction effected solely for the purpose of changing the jurisdiction of incorporation of the Company, or (z) any holding company reorganization or parent-subsidiary merger not requiring shareholder approval pursuant to applicable law) in which the consideration per Ordinary Share payable in such Fundamental Transaction does not consist solely of Marketable Securities, cash or a combination of cash and Marketable Securities, the Company or any Successor Entity (as defined below) shall, at the Holder's option, exercisable at any time concurrently with, or [***] after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction. "Black Scholes Value" means the value of this Warrant based on the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365-day annualization factor) as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the highest VWAP during the period beginning on the Trading Day immediately preceding the public announcement of the applicable contemplated Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder's request pursuant to this Section 3(c) and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within [***] of the Holder's election (or, if later, on the effective date of the Fundamental Transaction). The Company shall require any successor entity in a Fundamental Transaction in which the Company is not the survivor (the "Successor Entity") to assume in writing the obligations of the Company under this Section 3(c) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction.

d)   Calculations. All calculations under this Section 3 shall be made by the Company to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, except to the extent provided otherwise, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding treasury shares, if any) issued and outstanding.

e)   Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company (and all of its Subsidiaries, taken as a whole) is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by email to the Holder at its last email or other address as it shall appear upon the Warrant Register of the Company, at least [***] prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Share for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4.   Transfer of Warrant.

a) Restricted Securities. The Holder understands that neither this Warrant nor the Warrant Shares have been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act provided by Regulation D under the Securities Act. The Holder understands that the Warrant and the Warrant Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Holder must hold the Warrant or the Warrant Shares indefinitely unless they are registered with the Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Holder understands that this Warrant and the Warrant Shares and any securities issued in respect of or exchange for such securities, may bear one or all of the following legends (in substantially the form set forth below):

> "THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT."

and, any legend required by the securities laws of any state to the extent such laws are applicable to the Securities represented by the certificate so legended.

b) <u>Transferability</u>. Subject to the restrictions of Section 4(a), this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, to up to a maximum of five Holders in the aggregate at any time, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within [***] of the date on which the Holder delivers a duly executed Assignment Form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

c) <u>Warrant Register</u>. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "<u>Warrant Register</u>"), in the name of the record Holder hereof from time to time and shall provide to the Holder a copy thereof on the Issue Date. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary and the Company's receipt of the written assignment instrument referred to in Section 4(b).

Section 5.   <u>Registration Rights</u>.

a)   <u>Demand Registration</u>. The Company shall, by no later than the date falling [***] calendar days after the Issue Date of this Warrant, prepare and file a registration statement on Form F-3 or, if the Company is ineligible to use Form F-3, a registration statement on Form F-1 under the Securities Act covering the re-sale of the maximum number of Warrant Shares issuable upon exercise of this Warrant by the Holder (the "<u>Registrable Shares</u>"). The Company shall use its commercially reasonable efforts to cause such registration statement to become effective under the Securities Act as soon as practically possible (and in any event within [***] days of the filing thereof, assuming a "no review" by the Commission, or [***] days if the registration statement is reviewed by the Commission) and to keep such registration statement continuously effective and free from any material misstatement or omission or failure to state a material fact therein until termination of such obligation as provided below. Following the filing of the registration statement, the Company shall advise the Holder promptly (and in any event within [***] thereof):

   i.   of the effectiveness of such registration statement or any post-effective amendment thereto;

   ii. of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Registrable Shares for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes; and

   iii. of the existence of any fact and the happening of any event that makes any statement of a material fact made in such registration statement, the prospectus or any amendment or supplement thereto, or any document incorporated by reference therein, untrue, or that requires the making of any additions to or changes in such registration statement or any prospectus thereto that are requested by the Commission or in order to make the statements therein not misleading.

In furtherance of the foregoing, the Company shall cause all Registrable Shares to be listed on each Trading Market, if any, on which equity securities by the Company are then listed.

b) Piggyback Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for shareholders other than the Holder) any of its Ordinary Shares under the Securities Act in connection with the public offering of such securities, the Company shall, at such time, promptly give the Holder notice of such registration. Upon the request of the Holder given within [***] days after such notice is given by the Company, the Company shall cause to be registered all of the Registrable Shares that the Holder has requested to be included in such registration.

c) Termination of Registration Rights. The obligations of the Company pursuant to Section 5 shall continue for so long as the Holder shall hold this Warrant or any Registrable Shares issuable or issued hereunder, provided that the obligations of the Company pursuant to this Section 5 shall cease and terminate (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) as to the Holder for so long as (i) a Registration Statement with respect to the sale of such Registrable Shares is declared effective by the Commission under the Securities Act and all such Registrable Shares have been disposed of by the Holder in accordance with such effective Registration Statement, (ii) all such Registrable Shares have been previously sold in accordance with Rule 144 promulgated under the Securities Act (or any successor to such rule), or (iii) all such Registrable Shares become eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 as set forth in a written opinion letter to such effect, addressed, delivered and acceptable to the Transfer Agent (assuming that such securities and any securities issuable upon exercise, conversion or exchange of which, or as a dividend upon which, such securities were issued or are issuable, were at no time held by any affiliate of the Company).

d) Selling Securityholder Questionnaire. The Holder agrees to furnish to the Company a completed questionnaire in the form provided by the Company. The Company shall not be required to include the Registrable Shares of the Holder in a Registration Statement and shall not be required to pay any damages hereunder to the Holder if the Holder fails to furnish to the Company a fully completed Selling Holder Questionnaire at least [***] Business Days prior to the filing of the Registration Statement.

e)   Facilitation of Sales Pursuant to Rule 144. For as long as any Holder holds Registrable Shares, to the extent it shall be required to do so under the Exchange Act, the Company shall use commercially reasonable efforts to timely file the reports required to be filed by it under the Exchange Act or the Securities Act (including the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144) and submit all required Interactive Data Files (as defined in Rule 11 of Regulation S-T of the Commission), and shall use commercially reasonable efforts to take such further necessary action as any holder of Registrable Shares may reasonably request in connection with the removal of any restrictive legend on the Registrable Shares being sold, all to the extent required from time to time to enable such holder to sell the Registrable Shares without registration under the Securities Act within the limitations of the exemption provided by Rule 144.

Section 6.   Miscellaneous.

a)   No Rights as Shareholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2, except as expressly set forth in Section 3. Without limiting any rights of a Holder to receive Warrant Shares on a "nominal value exercise" pursuant to Section 2(e) or to receive cash payments pursuant to Section 2(f)(viii) or Section 3(c) hereof, including if the Company is for any reason unable to issue and deliver Warrant Shares upon exercise of this Warrant as required pursuant to the terms hereof, in no event shall the Company be required to net cash settle an exercise of this Warrant or cash settle in any other form.

b)   Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor and dated as of such cancellation, in lieu of such Warrant.

c)   Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then such action may be taken or such right may be exercised on the next succeeding Trading Day.

d)   Authorized Shares. The Company covenants that during the period the Warrant is outstanding, it will reserve from its conditional share capital reserved for Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any subscription rights under this Warrant (including by way of nominal value exercise in accordance with Section 2(e)). The Company further covenants that its issuance of this Warrant shall constitute full authority to its directors who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the subscription rights under this Warrant. The Company will take such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without any preferential subscription rights of its shareholders and without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Ordinary Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the subscription rights represented by this Warrant and payment for such Warrant Shares in accordance herewith (including by way of nominal value exercise in accordance with Section 2(e)), be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue) and with voting rights subject to the restrictions provided for under the Company's articles of association.

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles of association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) take such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares with voting rights subject to the restrictions provided for under the Company's articles of association upon the exercise of this Warrant and (ii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e) <u>Jurisdiction</u>. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of Switzerland, without regard to the principles of conflicts of law thereof or international treaties. The courts of England sitting in London have exclusive jurisdiction to settle any dispute arising out of or in connection with this Warrant (including a dispute relating to the existence, validity or termination of this Warrant or any non-contractual obligation arising out of or in connection with this Warrant) (a "<u>Dispute</u>"). The parties to this Warrant agree that the courts of England sitting in London are the most appropriate and convenient courts to settle Disputes and accordingly no party to this Warrant will argue to the contrary. This Section 6(e) is for the benefit of the Holder only. As a result, the Holder shall not be prevented from taking proceedings relating to a Dispute in any other courts in Switzerland or in the United Kingdom with jurisdiction. To the extent allowed by law, the Holder may take concurrent proceedings in Switzerland or the United Kingdom.

f) <u>Restrictions</u>. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

g) <u>Nonwaiver and Expenses</u>. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies. Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h) <u>Notices</u>. Any and all notices or other communications or deliveries to be provided by the Holder hereunder including, without limitation, any Notice of Exercise, shall be in writing and delivered personally, by email or sent by a nationally recognized overnight courier service, addressed to the Company, at Bahnhofstrasse 7, CH-6300, Zug, Switzerland, Attention: [***], or such other email address or address as the Company may specify for such purposes by notice to the Holder with a copy (which shall not constitute notice) to VISCHER AG, Attention: Dr. Matthias

Staehelin & Vincent Reardon email address: [***]; and to Cooley LLP, Attention: Katie Kazem, email address: [***]. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by email, or sent by a nationally recognized overnight courier service addressed to the Holder at[***]. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via email at the email address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via email at the email address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. To the extent that any notice provided by the Company hereunder constitutes, or contains, material, non-public information regarding the Company or any subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K.

i) <u>Limitation of Liability</u>. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j) <u>Remedies</u>. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k) <u>Successors and Assigns</u>. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by such Holder.

l) <u>Amendment</u>. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder; provided such modification, amendment or waiver applies to all of the then outstanding Warrants.

m) <u>Severability</u>. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n) <u>Headings</u>. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

o) <u>Signatures</u>. Except where applicable law requires a mandatory specific form (in particular in case of an assignment of rights and obligations under this Warrant), electronically scanned and transmitted signatures, including by email attachment, shall be deemed originals for all purposes of this Warrant; provided that, without limiting the foregoing or the effectiveness of any previously delivered electronic signature, at the reasonable request of any party hereto, the other party will deliver an electronic scan of a duly executed by hand (wet ink) signature page to this Warrant for the requesting party's internal records.

(Remainder of page left blank | Signature page follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

Oculis Holding AG,
a stock corporation (*Aktiengesellschaft*) incorporated and existing under the laws of Switzerland

By:___/s/ Riad Sherif_____
  Name: Riad Sherif
  Title: Delegate of the Board

By:___/s/Sylvia Cheung_____
  Name: Sylvia Cheung
  Title: Chief Financial Officer

NOTICE OF EXERCISE

TO: **OCULIS HOLDING AG**

(1)   By reference to article [3b] of the Company's articles of association, the undersigned hereby gives notice to the Company of its election to subscribe for _____ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and irrevocably undertakes to pay the exercise price of $ in full, together with all applicable transfer taxes, if any, as set forth below.

(2)   Payment shall take the form of (check applicable box):

☐   in lawful money of the United States by payment of the exercise price of $ to the following bank account (the "Bank"):

Bank: [Swiss bank]
Account holder: [●]
IBAN: [●]
SWIFT: [●];

☐   the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(e), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the nominal value exercise procedure set forth in subsection 2(e), together with payment to the Bank of the applicable nominal value of the Warrant Shares to be issued to the Holder in accordance with subsection 2(e).

(3)   Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_____

The Warrant Shares shall be delivered to the following DWAC Account Number:

_____
_____

[SIGNATURE OF HOLDER]

Name of Investing Entity:
_____
Signature of Authorized Signatory of Investing Entity:
_____
Name of Authorized Signatory:
_____
Title of Authorized Signatory:
_____
Date:
_____

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to exercise the Warrant to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant to purchase shares of Oculis Holding AG, a stock corporation (*Aktiengesellschaft*) incorporated and existing under the laws of Switzerland, and all rights evidenced thereby are hereby assigned to:

Name: _____

(Please Print)

Address: _____

(Please Print)

Phone Number: _____

Email Address: _____

Dated: _____ __, _____

Holder's Signature: _____

Holder's Address: _____

Acknowledged and agreed

Name: _____

(Please Print)

Dated: _____ __, _____

Assignee's Signature: